Registration No. 333-158199-10
Dated March 25, 2009
Securities Act of 1933, Rule 424(b)(2)

UNDERLYING SUPPLEMENT TO THE PROSPECTUS SUPPLEMENT DATED MARCH 25, 2009,
AND PROSPECTUS DATED MARCH 25, 2009

Credit Suisse AG

Medium-Term Notes

Underlying Supplement for Commodities

Credit Suisse AG from time to time may offer certain securities or notes (collectively, the “securities”) as part of our Medium-Term Notes linked to the performance of one or more commodities, each of which we refer to as a “reference commodity,” or to a weighted basket of reference commodities. We refer to such weighted basket as the “basket” and to each reference commodity included in the basket as a “basket component.” We refer generally to any reference commodity or basket component as an “underlying.”  References to a “reference commodity,” “basket component” and “underlying” are deemed to include references to any relevant successor underlying (as defined below) where applicable.  This prospectus supplement, which we refer to as an “underlying supplement,” describes some of the reference commodities to which the securities may be linked. See “The Reference Commodities” in this underlying supplement.

The specific terms of each security offered will be described in the applicable product supplement and pricing supplement.

You should read this underlying supplement, the related prospectus supplement dated March 25, 2009, the related prospectus dated March 25, 2009, any applicable free writing prospectus and the applicable product supplement and pricing supplement carefully before you invest. If the terms described in the applicable pricing supplement are different or inconsistent with those described herein (or with those described in the prospectus supplement, prospectus, any applicable product supplement or any applicable free writing prospectus), the terms described in the applicable pricing supplement will control.

This underlying supplement describes only select reference commodities to which the securities may be linked. We do not guarantee that we will offer securities linked to any of the reference commodities described herein. In addition, we may offer securities linked to one or more reference commodities that are not described herein. In such case, we will describe any such additional reference commodity or reference commodities in the applicable pricing supplement or product supplement or in another underlying supplement.

Please refer to the “Risk Factors” section beginning on page US-2 of this underlying supplement and in the applicable product supplement and to the “Selected Risk Considerations” section in the applicable pricing supplement for risks related to an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this underlying supplement or the product supplement, prospectus supplement or prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this underlying supplement is February 8, 2011.

i

THE SECURITIES

You should rely only on the information contained in this document or to which we refer you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell the securities. The information in this document may only be accurate on the date of this document.

We are offering the securities for sale in those jurisdictions in the United States where it is lawful to make such offers. The distribution of this underlying supplement or the accompanying pricing supplement, product supplement, prospectus supplement or prospectus and the offering of the securities in some jurisdictions may be restricted by law. If you possess this underlying supplement and the accompanying pricing supplement, product supplement, prospectus supplement and prospectus, you should find out about and observe these restrictions. This underlying supplement and the accompanying pricing supplement, product supplement, prospectus supplement and prospectus are not an offer to sell the securities and are not soliciting an offer to buy the securities in any jurisdiction where such offer or sale is not permitted or where the person making such offer or sale is not qualified to do so or to any person to whom such offer or sale is not permitted. We refer you to the “Underwriting (Conflicts of Interest)” section of the applicable product supplement and the “Supplemental Plan of Distribution (Conflicts of Interest)” section of the applicable pricing supplement for additional information. If the terms described in the applicable pricing supplement are different or inconsistent with those described herein, the terms described in the applicable pricing supplement will control.

In this underlying supplement and accompanying pricing supplement, product supplement, prospectus supplement and prospectus, unless otherwise specified or the context otherwise requires, references to “we,” “us” and “our” are to Credit Suisse AG (“Credit Suisse”) and its consolidated subsidiaries, and references to “dollars” and “$” are to U.S. dollars.

Reference Commodities

We have derived all information regarding the reference commodities contained in this underlying supplement from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Information related to the commodities futures contracts that trade on the London Metal Exchange (the “LME”), ICE Futures Europe, ICE Futures U.S., the New York Mercantile Exchange (the “NYMEX”), the Chicago Board of Trade (the “CBOT”), the London Bullion Market Association (the “LBMA”) or the London Platinum and Paladium Market (“LPPM”) reflects the policies of, and is subject to change by, the LME, ICE Futures Europe, ICE Futures U.S., NYMEX, CBOT, LBMA or the LPPM, respectively. We make no representation or warranty as to the accuracy or completeness of such information. You, as an investor in the securities, should make your own investigation into any relevant reference commodity.

The historical performance of a reference commodity is not an indication of its future performance and future performance may differ significantly from historical performance, either positively or negatively.

Information contained on certain websites mentioned below is not incorporated by reference in, and should not be considered part of, this underlying supplement, the applicable pricing supplement or product supplement, the prospectus supplement or the prospectus.

RISK FACTORS

A purchase of the securities involves risks. This section describes significant risks relating to securities that are linked to the various underlyings described herein. We urge you to read the following information about these risks, together with the other information in this underlying supplement, the applicable pricing supplement and product supplement and the prospectus supplement and prospectus before investing in the securities.

Prices for the reference commodities  may change unpredictably and affect the value of the securities in unanticipated ways

Fluctuations in the prices of any of the reference commodities  may have a material adverse effect on the value of the securities and your return on an investment in the securities. The prices of such reference commodities  are affected by numerous factors, including: changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, speculation and trading activities in reference commodities and related contracts, general weather conditions, and trade, fiscal, monetary and exchange control policies. The demand for many reference commodities is also highly cyclical. These factors, some of which are specific to the market for each such reference commodity, as discussed below, may cause the value of any reference commodities to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the securities. It is not possible to predict the aggregate effect of all or any combination of these factors.

Commodity prices can exhibit high and unpredictable volatility, which could lead to high and unpredictable volatility in the reference commodities

Market prices of the reference commodities can be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but may be subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities and may create additional investment risks that cause the value of the securities to be more volatile than the values of traditional securities. These and other factors may affect the prices of the commodities, and thus the value of the securities, in unpredictable or unanticipated ways. The potential for high volatility and the cyclical nature of commodity markets may render an investment in securities linked to a commodity inappropriate as the focus of an investment portfolio.

Aluminum

The price of aluminum is primarily affected by the global demand for and supply of aluminum, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for aluminum include the automobile, packaging and construction sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for aluminum in various applications. Their availability and price will also affect demand for aluminum. The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include transportation problems, labor strikes and shortages of power and raw materials. It is not possible to predict the aggregate effect of all or any combination of these factors.

Brent Crude

The price of IPE brent blend crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries  (“OPEC”) and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

Coffee

The price of coffee is primarily affected by the global demand for and supply of coffee, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for coffee is significantly influenced by human consumption, retail prices, social trends, lifestyle changes and market power, all of which are subject to fluctuations. The supply of coffee is dependent on many factors including weather patterns such as floods, drought and freezing conditions, government regulation, planting decisions, the price of fuel, seeds and fertilizers and the current and previous price of coffee. Additionally, since most coffee is grown in Latin America, Southeast Asia and Africa, coffee crops may be subject to supply disruption as a result of political instability, natural disasters, pestilence, wars or civil upheavals in such regions. Changes in supply and demand may have an adverse effect on the price of coffee. In addition, technological advances and scientific developments could lead to increases in worldwide production of coffee and corresponding decreases in the price of coffee.

Copper

The price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors.

Corn

The price of corn is primarily affected by the global demand for, and supply of, corn. The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol. The demand for corn is also affected by the production and profitability of the pork and poultry sectors, which use corn for feed. Negative developments in those industries may lessen the demand for corn. For example, if avian flu were to have a negative effect on world poultry markets, the demand for corn might decrease. The supply of corn is dependent on many factors including weather patterns, government regulation, the price of fuel and fertilizers and the current and previous price of corn. The United States is the world’s largest supplier of corn, followed by China and Brazil. The supply of corn is particularly sensitive to weather patterns in the United States and China. In addition, technological advances could lead to increases in worldwide production of corn and corresponding decreases in the price of corn.

Cotton

The price of cotton is primarily affected by the global demand for and supply of cotton, but is also significantly influenced by speculative actions and by currency exchange rates. In addition, the price of cotton is affected by governmental programs and policies regarding agriculture, including cotton, specifically, and trade, fiscal and monetary issues, more generally. Extrinsic factors also affect cotton prices such as weather, crop yields, natural disasters, technological developments, wars and political and civil upheavals. Demand for cotton has generally increased with worldwide growth and prosperity.

Crude Oil

The price of WTI light sweet crude oil futures is primarily affected by the same factors as those set forth above under “—Brent Crude.”

Gold

The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Heating Oil

The level of global industrial activity influences the demand for heating oil. In addition, the seasonal temperatures in countries throughout the world can heavily influence the demand for heating oil. Heating oil is generally used to fuel heat furnaces for buildings. Heat oil is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of heating oil.

Lead

The price of lead is primarily affected by the global demand for and supply of lead, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for lead is significantly influenced by the level of global industrial economic activity. The storage battery industrial sector is particularly important to demand for lead given that the use of lead in the manufacture of batteries accounts for a significant percentage of world-wide lead demand. Growth in the production of batteries will drive lead demand. The power generation industrial sector is also important to demand for lead given that the use of lead in the manufacture of power generation units accounts for a significant percentage of world-wide lead demand. Additional applications of lead include gasoline additives, pigments, chemicals and crystal glass. Use in the manufacture of these products will also influence demand for lead. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. The supply of lead is widely spread around the world. The supply of lead is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters. A critical factor influencing supply is the environmental and regulatory regimes of the countries in which lead is mined and processed. It is not possible to predict the aggregate effect of all or any combination of these factors.

Natural Gas

Natural gas is used primarily for residential and commercial heating and in the production of electricity. The level of global industrial activity influences the demand for natural gas. Natural gas has also become an increasingly popular source of energy in the United States, both for consumers and industry, in part because it burns more cleanly and has minimal impact on the environment. Many utilities, for example, have shifted away from coal or oil to natural gas to produce electricity. The demand for natural gas has also traditionally been cyclical, with higher demand during the months of winter and lower demand during the warmer summer months. In addition, the seasonal temperatures in countries throughout the world can also heavily influence the demand for natural gas. The world’s supply of natural gas is concentrated in the Middle East, Europe, the former Soviet Union and Africa. In general, the supply of natural gas is based on competitive market forces: inadequate supply at any one time leads to price increases, which signal to production companies the need to increase the supply of natural gas to the market. Supplying natural gas in order to meet this demand, however, is dependent on a number of factors. These factors may be broken down into two segments: those factors that affect the short term supply and general barriers to increasing supply. In turn, factors that affect the short term supply are as follows: the availability of skilled workers and equipment, permitting and well development and weather and delivery disruptions (e.g., hurricanes, labor strikes and wars). Similarly, the other more general barriers to the increase in supply of natural gas are: access to land, the expansion of pipelines and the financial environment. These factors, which are not exhaustive, are interrelated and can have complex and unpredictable effects on the supply for, and the price of, natural gas.

Nickel

The price of nickel is primarily affected by the global demand for and supply of nickel, but is also influenced from time to time by speculative actions and by currency exchange rates. Demand for nickel is significantly influenced by the level of global industrial economic activity. The stainless steel industrial sector is particularly important to demand for nickel given that the use of nickel in the manufacture of stainless steel accounts for a significant percentage of world-wide nickel demand. Growth in the production of stainless steel will therefore drive nickel demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for nickel in various applications. Their availability and price will also affect demand for nickel. Nickel supply is dominated by Canada and the Commonwealth of Independent States (the “CIS”). Exports from the CIS have increased in recent years. The supply of nickel is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters. It is not possible to predict the aggregate effect of all or any combination of these factors.

Palladium

The price of palladium has fluctuated widely over the past several years. Because the palladium supply is both limited and concentrated, any disruptions in the palladium supply tend to have an exaggerated effect on the price of palladium. Key factors that may influence prices are the policies and production and cost levels in the most important palladium-producing countries, in particular, Russia, South Africa and Canada (which together account for over 80% of production), the size and availability of the Russian palladium stockpiles, global supply and demand as well as the economic situation of the main consuming countries. The possibility of large-scale distress sales of palladium in times of crises may also have a short-term negative impact on the price of palladium and may adversely affect the value of the securities. For example, the 2008 financial crisis resulted in significantly depressed prices of palladium largely due to forced sales and deleveraging from institutional investors such as hedge funds and pension funds. Crises in the future may impair palladium’s price performance which may, in turn, have an adverse effect on the value of the securities. Palladium is used in a variety of industries, in particular the automotive industry. Demand for palladium from the automotive industry, which uses palladium as a catalytic converter, accounts for more than 50% of the industrial use of palladium, and a renewed decline in the global automotive industry may impact the price of palladium and affect the value of the securities. Palladium is also used in the electronics, dental and jewelry industries.

Platinum

The price of platinum is primarily affected by the global demand for and supply of platinum. However, since the platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, Russia and South Africa (which together account for over 90% of production), the size and availability of the Russian platinum stockpiles, as well as the economic situation of the main consuming countries. Platinum is used in a variety of industries and the automotive industry. Demand for platinum from the automotive industry which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum. Platinum is also used in the chemical industry, the electronics industry and the dental industry. The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum.

RBOB Gasoline

The level of global industrial activity influences the demand for non-oxygenated gasoline. In addition, the demand has seasonal variations, which occur during “driving seasons” usually considered the summer months in North America and Europe. Non-oxygenated gasoline is derived from crude oil and as such, any factors that influence the supply of Brent Crude and Crude Oil  may also influence the supply of non-oxygenated gasoline.  See “—Brent Crude” and “—Crude Oil.”

Silver

The price of silver is primarily affected by global demand for and supply of silver. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The demand for and supply of silver affect silver prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the market. The major end uses for silver include industrial applications, photography and jewelry and silverware. It is not possible to predict the aggregate effect of all or any combination of these factors.

Soybean Meal

The price of soybean meal is primarily affected by the global demand for and supply of soybean meal, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Soybean meal is used primarily as an animal feed ingredient and therefore demand for soybean meal is significantly influenced by the level of global livestock production. Soybean meal production is dominated by the United States, China, Brazil, Argentina and India. Governmental programs and policies regarding agriculture, specifically, and trade, fiscal and monetary issues, more generally, in these countries could affect the supply and price of soybean meal. Extrinsic factors also affect soybean meal prices such as weather, crop yields, natural disasters, pestilence, technological developments, wars and political and civil upheavals.

Soybeans

The price of soybeans is primarily affected by the global demand for and supply of soybeans, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for soybeans is in part linked to the development of agricultural, industrial and energy uses for soybeans. This includes the use of soybeans for the production of animal feed, vegetable oil, edible soybean oil and biodiesel, all of which may have a major impact on worldwide demand for soybeans. In addition, prices for soybeans are affected by governmental programs and policies regarding agriculture, including soybeans, specifically, and trade, fiscal and monetary issues, more generally. Extrinsic factors also affect soybean prices such as crop yields, natural disasters, pestilence, wars and political and civil upheavals. In addition, substitution of other commodities for soybeans could also impact the price of soybeans. The supply of soybeans is particularly sensitive to weather patterns such as floods, drought and freezing conditions, planting decisions, the price of fuel, seeds and fertilizers and the current and previous price of soybeans. In addition, technological advances and scientific developments could lead to increases in worldwide production of soybeans and corresponding decreases in the price of soybeans. The United States, Argentina and Brazil are the three largest suppliers of soybean crops.

Sugar

Global prices for sugar are primarily affected by the global demand for and supply of sugar, but are also significantly influenced by governmental policy and international trade agreements, by speculative actions and by currency exchange rates. Sugar is used primarily as a human food sweetener, but is also used in the production of fuel ethanol. Global demand for sugar is influenced by level of human consumption of sweetened food-stuffs and beverages and to a lesser extent, by the level of demand for sugar as the basis for fuel ethanol. The world export supply of sugar is dominated by the European Union, Brazil, Guatemala, Cuba, Thailand and Australia, while other countries, including India, the United States, Canada and Russia produce significant amounts of sugar for domestic consumption. Governmental programs and policies regarding agriculture and energy, specifically, and trade, fiscal and monetary issues, more generally, in these countries and at a multinational level could affect the supply and price of sugar. Extrinsic factors also affect sugar prices such as weather, disease and natural disasters.

Wheat

The price of wheat is primarily affected by the global demand for and supply of wheat, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for wheat is in part linked to the development of agricultural, industrial and energy uses for wheat including the use of wheat for the production of animal feed and bioethanol which may have a major impact on worldwide demand for wheat. In addition, prices for wheat are affected by governmental and intergovernmental programs and policies regarding trade, agriculture, and energy and fiscal and monetary issues, more generally. Human consumption and alternative uses for wheat and other grains in manufacturing and other industries may also affect the price of wheat. Wheat prices may also be influenced by or dependent on subsidies, tariffs, retail prices, social trends, lifestyle changes and market power. Extrinsic factors also affect grain prices such as natural disasters, pestilence, wars and political and civil upheavals. Substitution of other commodities for wheat could also impact the price of wheat. The supply of wheat is particularly sensitive to weather patterns such as floods, drought and freezing conditions, planting decisions, the price of fuel, seeds and fertilizers and the current and previous price of wheat. In addition, technological advances and scientific developments could lead to increases in worldwide production of wheat and corresponding decreases in the price of wheat. China, India and the United States are the three largest suppliers of wheat crops.

Zinc

The price of zinc is primarily affected by the global demand for and supply of zinc, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for zinc is significantly influenced by the level of global industrial economic activity. The galvanized steel industrial sector is particularly important to demand for zinc given that the use of zinc in the manufacture of galvanized steel accounts for a significant percentage of world-wide zinc demand. The galvanized steel sector is in turn heavily dependent on the automobile and construction sectors. Growth in the production of galvanized steel will drive zinc demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. The supply of zinc concentrate (the raw material) is dominated by Australia, North America and Latin America. The supply of zinc is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters. Low prices for zinc in the early 1990s tended to discourage such investments. It is not possible to predict the aggregate effect of all or any combination of these factors.

The securities are not regulated by the Commodity Futures Trading Commission

The proceeds to be received by us from the sale of the securities will not be used to purchase or sell any commodities futures contracts or options on futures contracts for your benefit. An investment in the securities thus does not constitute an investment in futures contracts, in options on futures contracts or in a collective investment vehicle that trades in these futures contracts (i.e., the securities will not constitute a direct or indirect investment by you in futures contracts), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission, commonly referred to as the “CFTC.”  The issuer of the securities, Credit Suisse  AG, is not registered with the CFTC as a futures commission merchant, and you will not benefit from the CFTC’s or any other non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. Unlike an investment in the securities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the securities will not be interests in a commodity pool, the securities will not be regulated by the CFTC as a commodity pool, Credit Suisse AG will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who invest in regulated commodity pools.

The effects of any future regulatory change on the value of the securities is impossible to predict, but could be substantial and adverse to the interests of holders of the securities

Futures contracts and options on futures contracts, including on those related to the reference commodities, are subject to extensive statutes, regulations, and margin requirements. The CFTC, and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including for example the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures contracts and forward contracts. The regulation of commodity transactions is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of the holders of the securities.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC, with respect to physical commodities other than excluded commodities as defined by the CFTC, to establish limits on the amount of positions, other than bona fide hedge positions, that may be held by any person in futures contracts, options on futures contracts or on commodities traded on or subject to the rules of a designated contract market, or any swaps that are economically equivalent to such contracts or options. The Dodd-Frank Act also requires the CFTC to establish limits for each month, including related hedge exemption positions, on the aggregate number or amount of positions in contracts based upon the same underlying commodity, as defined by the CFTC, that may be held by any person, including any group or class of traders. In addition, designated contract markets and swap execution facilities, as defined in the Dodd-Frank Act, are required to establish and enforce position limits or position accountability requirements on their own markets or facilities.

Upon the occurrence of legal or regulatory changes that the calculation agent determines have interfered with our or our affiliates’ ability to hedge our obligations under the securities, or if for any other reason we or our affiliates are unable to enter into or maintain hedge positions the calculation agent deems necessary to hedge our obligations under the securities, we may, in our sole and absolute discretion, accelerate the payment on your securities and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your securities is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. See “Commodity Hedging Disruption Events.”

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the securities

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices may have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the price of any reference commodity and, therefore, the value of your securities.

Owning the securities is not the same as directly owning the relevant reference commodities, or certain other reference commodity-related contracts

The return on your securities will not reflect the return you would realize if you actually purchased one or more reference commodities or exchange-traded or over-the-counter instruments based on one or more reference commodities. You will not have any rights that holders of such assets or instruments have.

Individual commodity prices may be more volatile than, and may not correlate with, the prices of commodities generally

The price of any reference commodity or basket to which your securities may be linked may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. If the securities are linked to the price of a single reference commodity or a basket of commodities, they will carry greater risk and may be more volatile than securities linked to the prices of a broader basket of commodities or a broad-based commodity index.

An investment in the securities may not offer direct exposure to physical commodities

If the securities are linked to one or more reference commodities that are futures contracts, the securities will reflect the return on such commodity futures contracts, not the return on the physical commodities underlying such commodity futures contracts. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movement of a futures contract is typically correlated with the movements of the spot price of the commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the securities may underperform a similar investment that reflects the return on physical reference commodities.

A futures contract may be replaced if such futures contract is terminated or replaced on the exchange where it is traded

The price of certain of the reference commodities is derived by reference to futures contracts on physical commodities. If any such futures contracts were to be terminated or replaced by an exchange, a comparable futures contract, if available, would be selected by the calculation agent to replace such futures contract underlying such reference commodity.

The termination or replacement of any futures contract underlying a reference commodity may have an adverse impact on the price of the reference commodity and, therefore, the value of your securities. See “Discontinuation of Trading of a Reference Commodity” in this underlying supplement.

A market disruption event may adversely affect your return

If the calculation agent determines that a market disruption event exists with respect to a reference commodity, then the calculation agent will determine the price of the relevant reference commodity in the manner set forth below under “Market Disruption Events.” The price of the reference commodity determined upon the occurrence of a market disruption event may differ substantially from the price that would have been obtained in the absence of a market disruption event. The occurrence of a market disruption event with respect to a reference commodity may have an adverse impact on the price of the relevant reference commodity or the manner in which it is calculated and, therefore, the value of the securities. See “Market Disruption Events” in this underlying supplement.

A commodity hedging disruption event may result in acceleration of the securities

If a commodity hedging disruption event (as defined under “Commodity Hedging Disruption Events” below) occurs, we will have the right, but not the obligation, to accelerate the payment on the securities. The amount due and payable per $1,000 principal amount of securities upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration.

An investment in the securities may be subject to risks associated with the London Metal Exchange

The securities may be linked in whole or in part to a reference commodity (Aluminum, Copper, Lead, Nickel and Zinc) that is traded on the London Metal Exchange (the “LME”). Investments in securities linked to the value of reference commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

In addition, the LME is a principals’ market that operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery up to 63, 27 and 15 months forward (depending on the reference commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on any trading day during the term of the securities, the price of the reference commodity, and consequently the value of your securities, could be adversely affected.

An investment in the securities may be subject to risks associated with the London Bullion Market Association

The securities may be linked in whole or in part to a reference commodity (Gold and Silver) that is traded on the London Bullion Market Association (the “LBMA”). Investments in securities linked to the value of reference commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold and Silver may be adversely affected. The LBMA is a principals’ market that operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

An investment in the securities may be subject to risks associated with ICE Futures Europe

The securities may be linked in whole or in part to a reference commodity (Brent Crude) that is traded on ICE Futures Europe. Investments in securities linked to the value of reference commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

An investment in the securities may be subject to risks associated with the London Platinum and Palladium Market Association

The securities may be linked in whole or in part to a reference commodity (Palladium and Platinum) that is traded on the London Platinum and Palladium Market Association (the “LPPM”). Investments in securities linked to the value of reference commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

The LPPM is a self-regulatory association of platinum and palladium market participants that is not a regulated entity. If the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of Palladium and Platinum may be adversely affected. The LPPM is a principals’ market that operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading. For example, there are no daily price limits on the LPPM that would otherwise restrict fluctuations in the prices of LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

The prices of reference commodities are volatile and are affected by numerous factors, certain of which are specific to the market for each reference commodity

A decrease in the price of one or more reference commodities may have a material adverse effect on the value of the securities and your return on your investment in the securities. The reference commodities are subject to the effect of numerous factors, certain of which are specific to the market for each reference commodity to which your securities may be linked.

The relevant exchange has no obligation to consider your interests

The relevant exchange (as defined below) is responsible for calculating the official settlement price or fixing level, as applicable, for the reference commodities. The relevant exchange may alter, discontinue or suspend calculation or dissemination of the official settlement price or fixing level, as applicable, for the reference commodities. Any of these actions could adversely affect the value of the securities. The relevant exchange has no obligation to consider your interests in calculating or revising the official settlement price or fixing level, as applicable, for the reference commodities.

If the securities are linked in whole or in part to any reference commodities not described in this underlying supplement, the applicable pricing supplement, product supplement or another underlying supplement may provide additional risk factors relating to such reference commodities.

MARKET DISRUPTION EVENTS

For any reference commodity, a “market disruption event” means:

(1)
a suspension, absence or material limitation of trading in (i) the reference commodity on its relevant exchange, as determined by the calculation agent, or (ii) futures or options contracts relating to such reference commodity on the relevant exchange for those contracts, as determined by the calculation agent; or

(2)
any event that materially disrupts or impairs, as determined by the calculation agent, the ability of market participants to (i) effect transactions in, or obtain market values for, the reference commodity on its relevant exchange or (ii) effect transactions in, or obtain market values for, futures or options contracts relating to the reference commodity on its relevant exchange (including, but not limited to, limitations, suspensions or disruptions of trading of one or more futures contracts on such reference commodity by reason of movements succeeding “limit up” or “limit down” levels permitted by the relevant exchange); or

(3)
the closure on any day of the relevant exchange on a scheduled trading day prior to the scheduled weekday closing time of the relevant exchange (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the relevant exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the relevant exchange on such scheduled trading day for the relevant exchange and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for the relevant exchange; or

(4)
any scheduled trading day on which (i) the relevant exchange for the reference commodity or (ii) the relevant exchanges or quotation systems, if any, on which futures or options contracts on the reference commodity are traded, fails to open for trading during its regular trading session; or

(5)	the settlement price or fixing level, as applicable, is not published for the reference commodity; or

(6)	the occurrence of a material change in the formula for or the method of calculating the relevant settlement price or fixing level, as applicable, of the reference commodity; or

(7)	a commodity hedging disruption event,

 in each case as determined by the calculation agent in its sole discretion; and

•
in the case of an event described in clause (1), (2), (3), (4), (5) or (6) above, a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to establish, adjust or unwind all or a material portion of any hedge with respect to the securities.

For purposes of determining whether a market disruption event with respect to the reference commodity has occurred, the following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant exchange; or

•	a decision to permanently discontinue trading in the futures or options contracts relating to a reference commodity.

For this purpose, an “absence of trading” on the relevant exchange on which futures or options contracts related to the reference commodity are traded will not include any time when such relevant exchange is itself closed for trading under ordinary circumstances.

In contrast, a suspension or limitation of trading in the reference commodity, or futures or options contracts related to the reference commodity, if available, on their relevant exchanges, by reason of any of:

•	a price change exceeding limits set by such relevant exchange,

•	an imbalance of orders, or

•	a disparity in bid and ask quotes,

will constitute a suspension or material limitation of trading.

If the calculation agent determines that a market disruption event exists with respect to a reference commodity on the trade date (or strike date, if applicable), then the calculation agent will determine a special initial price for such reference commodity and use this special initial price when calculating the initial price for such reference commodity. The “special initial price” will be the closing price for such reference commodity for the first subsequent trading day upon which no market disruption event occurs for such reference commodity. If the calculation agent determines that a market disruption event exists with respect to such reference commodity on each of the five trading days immediately following the trade date, (a) the fifth succeeding trading day after the scheduled trade date will be deemed to be the trade date for such reference commodity, notwithstanding the market disruption event, and (b) the calculation agent will determine the initial price for such reference commodity on that deemed trade date using its good faith estimate of the price for such reference commodity that would have prevailed on the relevant exchange but for the suspension or limitation, as of the valuation time on the deemed valuation date. As a result of the foregoing, the initial price may differ substantially from the initial price that would have been obtained on the scheduled trade date in the absence of a market disruption event.

If the calculation agent determines that a market disruption event exists with respect to a reference commodity on a valuation date, then the calculation agent will determine a special ending price for the relevant reference commodity and use this special ending price when calculating the final price for such reference commodity. The “special ending price” will be the closing price for such reference commodity for the first subsequent trading day upon which no market disruption event occurs for such reference commodity. If the calculation agent determines that a market disruption event exists with respect to such reference commodity on each of the five trading days immediately following the scheduled valuation date, (a) the fifth succeeding trading day after the scheduled valuation date will be deemed to be the valuation date, notwithstanding the market disruption event, and (b) the calculation agent will determine the price for such reference commodity on that deemed valuation date using its good faith estimate of the price for such reference commodity that would have prevailed on the relevant exchange but for the suspension or limitation, as of the valuation time on the deemed valuation date. As a result of the foregoing, the final price may differ substantially from the final price that would have been obtained on the scheduled valuation date in the absence of a market disruption event.

The trade date or valuation date, as applicable, for any reference commodity not affected by a market disruption event will be the scheduled trade date or valuation date, as applicable, for such reference commodity. If the valuation date is postponed as a result of a market disruption event as described above, then the maturity date will be postponed to the fifth business day following the valuation date as postponed.

“Relevant exchange” means, with respect to any reference commodity, the LME, ICE Futures, NYMEX, CBOT or any primary exchange or market of trading related to the reference commodity, or any futures or options contracts relating to the relevant reference commodity, as applicable. All references to the LME, ICE Futures, NYMEX, CBOT, LBMA or LPPM with respect to the applicable reference commodity will also be deemed to refer to any relevant successor exchange.

COMMODITY HEDGING DISRUPTION EVENTS

If a commodity hedging disruption event (as defined below) occurs, we will have the right, but not the obligation, to accelerate the payment on the securities by providing, or causing the calculation agent to provide, written notice of our election to exercise such right to the trustee at its New York office, on which notice the trustee may conclusively rely, as promptly as possible and in no event later than the business day immediately following the day on which such commodity hedging disruption event occurred. The amount due and payable per $1,000 principal amount of securities upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. We will provide, or will cause the calculation agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the Depository Trust Company (“DTC”) of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days prior to the date on which such payment is due. For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to acceleration as a result of a commodity hedging disruption event.

A “commodity hedging disruption event” means that:

(a) due to (i) the adoption of, or any change in, any applicable law, regulation or rule or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the CFTC or any exchange or trading facility), in each case occurring on or after the trade date of the securities, the calculation agent determines in good faith that it is contrary to such law, rule, regulation or order to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates’ (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the securities (“hedge positions”), including, without limitation, if such hedge positions are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the securities, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

COMMODITY FUTURES MARKETS

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. Contracts on physical commodities traded on regulated futures exchanges are referred to as exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called “variation margin” and make the existing positions in the futures contract more or less valuable, a process known as “marking to market.”

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the CFTC. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description.

DISCONTINUATION OF TRADING OF A REFERENCE COMMODITY

If the relevant exchange for any reference commodity discontinues trading in such reference commodity, the calculation agent may, in its sole discretion, replace the reference commodity with another contract or futures contract, as applicable, the settlement price or fixing level, as applicable, of which is quoted on such relevant exchange or any other exchange, that the calculation agent, in its sole discretion, determines to be comparable to the discontinued reference commodity (such replacement reference commodity, a “successor underlying”), in which case the settlement price or fixing level, as applicable, for such discontinued reference commodity on any relevant date on which the settlement price or fixing level, as applicable, is to be determined will be determined by reference to the successor underlying at the close of trading on such relevant exchange for such successor underlying on such day.

Upon any selection by the calculation agent of a successor underlying, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities.

If the relevant exchange discontinues trading in a reference commodity or the physical delivery of the related reference commodity on any date on which the closing price of the reference commodity is to be determined, and the calculation agent determines, in its sole discretion, that no successor underlying is available at such time, then the calculation agent will determine the settlement price or fixing level, as applicable, for such reference commodity for such date; provided that, if the calculation agent determines that no successor underlying exists for the discontinued reference commodity, the settlement price or fixing level, as applicable, for such reference commodity will be the settlement price or fixing level, as applicable, that the calculation agent, in its discretion, determines to be fair and commercially reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the trading day immediately following the date of such determination.

Notwithstanding these alternative arrangements, discontinuation of trading on the relevant exchange in the reference commodity may adversely affect the value of the securities.

If at any time the method of calculating the closing price of any reference commodity is changed in a material respect by the relevant exchange or any other relevant exchange or market for the reference commodity, or if the reporting thereof is in any other way modified so that such closing price does not, in the opinion of the calculation agent, fairly represent the value of such un reference commodity, the calculation agent will, at the close of business in New York City on each day on which the settlement price or fixing level, as applicable, for such reference commodity is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a value for such reference commodity. The calculation agent shall cause written notice of such calculations and adjustments to be furnished to the holders of the securities.

THE REFERENCE COMMODITIES

We have derived all information regarding the reference commodities contained in this underlying supplement, including, without limitation, their respective make-up and method of calculation, from publicly available information. Information related to the reference commodities and which consist of futures contracts that trade on the London Metal Exchange (the “LME”), ICE Futures Europe, ICE Futures U.S., the New York Mercantile Exchange (the “NYMEX”), the Chicago Board of Trade (the “CBOT”), the London Bullion Market Association (the “LBMA”) or the London Platinum and Paladium Market (“LPPM”) reflects the policies of, and is subject to change by, the LME, ICE Futures Europe, ICE Futures U.S., NYMEX, CBOT, LBMA or the LPPM, respectively. We make no representation or warranty as to the accuracy or completeness of such information.

All references to the LME, ICE Futures Europe, ICE Futures U.S., NYMEX, CBOT, LBMA or LPPM with respect to the reference commodities will also be deemed to refer to any relevant successor exchange with respect to the reference commodities.

The securities may be linked to the performance of some or all of the following twenty-one reference commodities — Aluminum, Copper, Lead, Nickel and Zinc, which trade on the LME; Brent Crude, which trades on ICE Futures Europe; Coffee, Cotton and Sugar, which trade on ICE Futures U.S.; Corn, Soybean Meal, Soybeans and Wheat, which trade on the CBOT; Gold and Silver, which trade on the LBMA; Crude Oil, Heating Oil, Natural Gas and RBOB Gasoline, which trade on the NYMEX; and Palladium and Platinum, which trade on the LPPM.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Unless otherwise specified in the applicable pricing supplement, the official settlement price or fixing level for each reference commodity will be determined as described below. If any Bloomberg symbol for a particular reference commodity differs from, or is more precise than, any Bloomberg symbol specified below, we will set forth the different, or more precise, Bloomberg symbol in the relevant pricing supplement.

•
Aluminum – The official U.S. dollar cash settlement price (expressed in dollars per metric ton) quoted by the LME (Bloomberg Ticker: “LOAHDY <Comdty>”).  The official U.S. dollar cash settlement price of Aluminum is determined by reference to the LME’s “High Grade Primary Aluminum Contract.”

•
Brent Crude – The official U.S. dollar cash settlement price (expressed in dollars per barrel) for Brent Crude of the futures contract in respect of the first nearby month quoted by ICE Futures Europe and displayed on Bloomberg under the symbol “CO1 <Comdty>,” provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of ICE Futures Europe), then the second nearby month futures contract (Bloomberg Ticker: “CO2 <Comdty>”) on such trading day.

•
Coffee – The official U.S. dollar settlement price (expressed in dollars per pound) for the first nearby month futures contract for deliverable grade washed aribica coffee, quoted by ICE Futures U.S. (Bloomberg Ticker: “KC1 <Comdty>”) provided that if such date falls within the notice period for delivery of coffee under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of ICE Futures U.S.) then the second nearby month futures contract (Bloomberg Ticker: “KC2 <Comdty>”) on such trading day.

•
Copper – The official U.S. dollar cash settlement price (expressed in dollars per metric ton) quoted by the LME (Bloomberg Ticker: “LOCADY <Comdty>”).  The official U.S. dollar cash settlement price of Copper is determined by reference to the LME’s “Copper—Grade A Contract.”

•
Corn – The official U.S. dollar settlement price (expressed in cents per bushel) for the first nearby month futures contract for #2 Yellow Corn, quoted by the CBOT (Bloomberg Ticker: “C 1 <Comdty>”) provided that if such date falls within the notice period for delivery of corn under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of the CBOT), then the second nearby month futures contract (Bloomberg Ticker: “C 2<Comdty>”) on such trading day.

•
Cotton – The official U.S. dollar settlement price (expressed in cents per pound) for the first nearby month futures contract for Cotton No. 2, quoted by ICE Futures U.S. (Bloomberg Ticker: “CT1 <Comdty>”) provided that if such date falls within the notice period for delivery of cotton under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of ICE Futures U.S.), then the second nearby month futures contract (Bloomberg Ticker: “CT2 <Comdty>”) on such trading day.

•
Crude Oil – The official U.S. dollar cash settlement price (expressed in dollars per barrel) of the first nearby month WTI light sweet crude oil futures contract, quoted by NYMEX (Bloomberg Ticker: “CL1 <Comdty>”) provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX) then the second nearby month futures contract (Bloomberg Ticker: “CL2 <Comdty>”) on such trading day.

•
Gold – The official afternoon Gold fixing price in U.S. dollars per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA (Bloomberg Ticker: “GOLDLNPM”) on such trading day.

•
Heating Oil – The official U.S. dollar cash settlement price (expressed in dollars per gallon) of the first nearby months fungible No. 2 heating oil futures contract, quoted by the NYMEX (Bloomberg Ticker: “HO1 <Comdty>”) provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX), then the second nearby month futures contract (Bloomberg Ticker: “HO2 <Comdty>”) on such trading day.

•
Lead – The official U.S. dollar cash settlement price (expressed in dollars per metric ton) quoted by the LME (Bloomberg Ticker: “LOPBDY <Comdty>)”.  The official U.S. dollar cash settlement price of Lead is determined by reference to the LME’s “Standard Lead Contract.”

•
Natural Gas – The official U.S. dollar cash settlement price (expressed in dollars per million British thermal units) of the first nearby Henry Hub natural gas futures contract, quoted by NYMEX (Bloomberg Ticker: “NG1 <Comdty>”) provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX), then the second nearby month futures contract (Bloomberg Ticker: “NG2 <Comdty>”) on such trading day.

•
Nickel - The official U.S. dollar cash settlement price (expressed in dollars per metric ton) quoted by the LME (Bloomberg Ticker: “LONIDY <Comdty>”).  The official U.S. dollar cash settlement price of Nickel is determined by reference to the LME’s “Primary Nickel Contract.”

•
Palladium – The afternoon fixing level per troy ounce gross of Palladium for delivery in Zurich through a member of the LPPM authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM (Bloomberg Ticker: “PLDMLNPM <Comdty>”).

•
Platinum – The afternoon fixing level per troy ounce gross of Platinum for delivery in Zurich through a member of the LPPM authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM (Bloomberg Ticker: “PLTMLNPM <Comdty>”).

•
RBOB Gasoline – The official U.S. dollar cash settlement price (expressed in dollars per gallon) of the first nearby non-oxygenated blendstock gasoline futures contract, quoted by NYMEX (Bloomberg Ticker: “XB1 <Comdty”>), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX), then the second nearby month futures contract (Bloomberg Ticker: “XB2 <Comdty>”) on such trading day.

•
Silver – The official fixing level in U.S. dollars per troy ounce (expressed in cents) as determined by the market making members of the LBMA at 12:00 p.m. each business day and quoted by the LBMA (Bloomberg Ticker: “SLVRLN <Comdty>”).

•
Soybean Meal – The official U.S. dollar settlement price (expressed in dollars per ton) for the first nearby month futures contract for deliverable grade Soybean Meal as quoted by the CBOT (Bloomberg Ticker: “SM1 <Comdty>”), provided that if such date falls within the notice period for delivery of soybean meal under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of the CBOT) then the second nearby month futures contract (Bloomberg Ticker: “SM2 <Comdty>”) on such trading day.

•
Soybeans – The official U.S. dollar settlement price (expressed in cents per bushel) for the first nearby month futures contract for deliverable grade Soybeans as quoted by the CBOT (Bloomberg Ticker: “S 1 <Comdty>”), provided that if such date falls within the notice period for delivery of Soybeans under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of the CBOT) then the second nearby month futures contract (Bloomberg Ticker: “S 2 <Comdty>”) on such trading day.

•
Sugar – The official U.S. dollar settlement price (expressed in cents per pound) for the first nearby month futures contract for deliverable grade cane sugar, quoted by ICE Futures U.S. (Bloomberg Ticker: “SB1 <Comdty>”), provided that if such date falls within the notice period for delivery of sugar under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of ICE Futures U.S.), then the second nearby month futures contract (Bloomberg Ticker: “SB2 <Comdty>”) on such trading day.

•
Wheat – The official settlement price (expressed in cents per bushel) for the first nearby month futures contract for deliverable grade wheat as quoted by the CBOT (Bloomberg Ticker: “W 1 <Comdty>”), provided that if such date falls within the notice period for delivery of wheat under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of the CBOT) then the second nearby month futures contract (Bloomberg Ticker: “W 2 <Comdty>”) on such trading day.

•
Zinc – The official U.S. dollar cash settlement price (expressed in dollars per metric ton) quoted by the LME (Bloomberg Ticker: “LOZSDY<Comdty>”).  The official U.S. dollar cash settlement price of Zinc is determined by reference to the LME’s “Special High Grade Zinc Contract.”

For information regarding how the settlement price or fixing price, as applicable will be calculated if the applicable settlement price or fixing level, as applicable, of any reference commodity is not calculated by the LME, ICE Futures Europe, ICE Futures U.S., NYMEX, CBOT, LBMA or the LPPM or published by Bloomberg, see “Discontinuation of Trading of the Reference Commodities.”

The London Metal Exchange

The LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, lead, zinc, aluminum and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to the over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts were established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract. Currently, LME contracts may be established for monthly delivery up to 15, 27 and 63 months forward (depending on the commodity). Further, because it is a principals’ forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The LME is not a cash-cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlements costs. The LME is subject to regulation by the Securities and Investments Board.

The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 a.m. to 1:10 p.m. and from 2:55 to 4:15 p.m., London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros. Prices are quoted in U.S. dollars.

Copper has traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today’s Grade-A Contract which began trading in June 1986. Lead and zinc were officially introduced in 1920. Zinc has undergone a number of upgrades, most recently with the introduction of the special high grade contract in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today’s High Grade Primary Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum, lead, nickel and zinc.

ICE Futures Europe and ICE Futures U.S.

General

In May 2000, IntercontinentalExchange, Inc. (“ICE”), was established, with its founding shareholders representing some of the world’s largest energy companies and global banks. ICE’s mission was to transform over-the-counter energy markets by providing an open, accessible, around-the-clock electronic energy marketplace to a previously fragmented and opaque market. ICE offered the energy community price transparency, more efficiency, greater liquidity and lower costs than manual trading, such as voice or floor markets. In June 2001, ICE expanded its business into futures trading by acquiring the International Petroleum Exchange (the “IPE”), now ICE Futures Europe, which operated Europe’s leading regulated energy futures exchange. Since 2003, ICE has partnered with the Chicago Climate Exchange to host its electronic marketplace. In April 2005, the entire ICE portfolio of energy futures became fully electronic. In November 2005, ICE completed its IPO on the New York Stock Exchange (NYSE) under the ticker ICE. In January 2007, ICE acquired the New York Board of Trade (the “NYBOT”), now ICE Futures U.S. Today, its futures contracts for soft commodities, including sugar and coffee, are listed on the ICE platform.

ICE Futures Europe

ICE Futures Europe is ICE’s London-based regulated futures exchange for global energy markets. As the leading fully electronic energy futures exchange, ICE Futures Europe lists the leading global crude oil benchmarks and sees half of the trade in the world’s crude oil and refined product futures in its markets. In partnership with the European Climate Exchange (ECX), ICE also offers the leading European emissions futures market. Participants in more than 55 countries have access to a range of futures and options contracts to manage risk around-the-clock, in a transparent and liquid marketplace.

ICE Futures Europe is a London-based Recognized Investment Exchange, supervised by the U.K. Financial Services Authority (the “FSA”) under the terms of the Financial Services and Markets Act 2000. U.S.-linked futures and options contracts, including WTI crude oil futures and options, are subject to further oversight by the CFTC, pursuant to ICE Futures Europe’s no action letter as amended in June 2008. ICE operates its sales and marketing activities in the U.K. through ICE Markets Limited which is authorized and regulated by the FSA.

The IPE brent blend crude oil futures contract was introduced in 1988 and is used to price a portion of the world’s traded oil. The Brent Crude contract represents the right to receive a future delivery of 1,000 net barrels of brent blend crude oil per unit and is quoted at a price that represents one barrel of brent blend crude oil. The delivery point of crude oil underlying the contract is Sullom Voe, Scotland. The Brent Crude contract is a deliverable contract based on an Exchange of Futures for Physical (“EFP”) delivery mechanism with an option to cash settle. This mechanism enables companies to take delivery of physical crude supplies through EFP or, alternatively and more commonly, open positions that can be cash settled at expiration against a physical price index. Trading in the contract will cease at the close of business on the business day immediately preceding the 15th day prior to the first day of the delivery month, if such 15th day is a banking day in London. If the 15th day is a non-banking day in London (including Saturday), trading will cease on the business day immediately preceding the first business day prior to the 15th day prior to the first day of the delivery month that is a banking day in London. Such dates are published by ICE Futures Europe.

ICE Futures U.S.

ICE Futures U.S. is based in New York and is a leading global soft commodity futures and options exchange, with markets for sugar, cotton, coffee, cocoa and orange juice. ICE Futures U.S. is also the exclusive venue for trading Russell 1000® and Russell 2000® index futures and options contracts as well as contracts based on the ICE U.S. Dollar Index. ICE Futures U.S. offers a range of trading and risk management services across soft commodities, equity indexes and foreign exchange (FX), and its electronic trading platform brings market access and transparency to participants around the world.

ICE Futures U.S. is a designated contract market pursuant to the Commodity Exchange Act, as amended, and, as such, is regulated by the CFTC.

Coffee has traded on ICE Futures U.S. (and its predecessors, the Coffee Exchange of New York, the Coffee, Sugar and Cocoa Exchange and the NYBOT) since 1882. Cotton has traded on ICE Futures U.S. (and its predecessors, the New York Cotton Exchange and the NYBOT) since 1870. Sugar has traded on ICE Futures U.S. (and its predecessors, the Coffee, Sugar and Cocoa Exchange and the NYBOT) since 1914.

The New York Mercantile Exchange

The NYMEX was established in 1872 as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. It is now the largest exchange in the world for the trading of energy futures and options contracts, including contracts for crude oil, non-oxygenated gasoline, heating oil and natural gas. It is also a leading North American exchange for the trading of platinum group metals and other precious metals contracts. The NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an internet-based electronic platform. The establishment of energy futures on the NYMEX occurred in 1979, with the introduction of heating oil futures contracts. The NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil futures contract in 1983 and unleaded gasoline futures in 1984.

On August 22, 2008, CME Group Inc. (“CME Group”) has completed the acquisition of NYMEX Holdings, Inc. (“NYMEX Holdings”) pursuant to an Agreement and Plan of Merger dated as of March 17, 2008. Following the acquisition of NYMSX Holding by CME Group, NYMEX Holdings has become a direct, wholly owned subsidiary of CME Group.

CBOT

Effective July 12, 2007, CBOT Holdings, Inc., the parent company of the CBOT, merged with and into Chicago Mercantile Exchange Holdings Inc. At the time of the merger, the combined company was renamed CME Group Inc., and the CBOT became a subsidiary of CME Group Inc. CME Group is the world’s largest and most diverse exchange, with all major benchmark asset classes ultimately available on a single trading platform and floor.

The CBOT, established in 1848, is a leading futures and futures−options exchange. More than 3,600 CBOT member/stockholders trade 50 different futures and options products at the CBOT by open auction and electronically. Volume at the CBOT exchange in 2006 surpassed 805 million contracts, the highest yearly total recorded in its history.

For decades, the primary method of trading at the CBOT was open auction, which involved traders meeting face-to-face in trading pits to buy and sell futures contracts. But to better meet the needs of a growing global economy, the CBOT successfully launched its first electronic trading system in 1994. During the last decade, as the use of electronic trading has become more prevalent, the CBOT exchange has upgraded its electronic trading system several times. Most recently, on October 12, 2005, the CBOT successfully launched its newly enhanced electronic trading platform, e−cbot, powered by LIFFE CONNECT®, by introducing a major API upgrade.

The London Bullion Market Association

The London Gold Bullion Market

The London gold bullion market is the principal global clearing center for over-the-counter gold bullion transactions, including transactions in spot, forward and options contracts, together with exchange-traded futures and options and other derivatives. The principal representative body of the London gold bullion market is the LBMA. The LBMA, which was formally incorporated in 1987, is a self-regulatory association currently comprised of 60 members, of which nine are market-making members, plus a number of associate members around the world.

Twice daily during London trading hours, at 10:30 a.m. and 3:00 p.m., there is a “fixing” which provides reference gold prices for that day’s trading. Formal participation in the London gold fixing is traditionally limited to five market–making members of the LBMA.

Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representatives at the fixing. Orders may be changed at any time during these proceedings. Prices are adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media. There are no price limits applicable to LBMA contracts and, consequently, prices could decline without limitation over a period of time.

The London Silver Market

The London silver market is the principal global clearing center for over-the-counter silver transactions, including transactions in spot, forward and options contracts, together with exchange traded futures and options and other derivatives. The principal representative body of the London silver market is the LBMA.

At noon on each business day, there is a “fixing” which provides reference silver prices for that day’s trading. Formal participation in the London silver fixing is traditionally limited to three market-making members of the LBMA.

Clients place orders with the dealing rooms of three market-making members, who net all orders before communicating their interest to their representative at the silver fixing meeting. Orders may be changed at any time during these proceedings. The silver price is adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced. If the prices do not match, the same procedures are followed again at higher or lower prices, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media. The London Silver Fix Price is the most widely used benchmark for daily silver prices.

The official afternoon gold fixing level in U.S. dollars per troy ounce and the official silver fixing level in U.S. dollars per troy ounce are available on the LBMA website at www.lbma.org.uk. We make no representation or warranty as to the accuracy or completeness of the information obtained from the LBMA website. No information contained on the LBMA website is incorporated by reference in this underlying supplement.

The London Platinum and Palladium Market

The London platinum market is the principal global clearing center for over-the-counter platinum transactions, including transactions in spot and forward contracts.  The London palladium market is the principal global clearing center for over-the-counter platinum transactions, including transactions in spot and forward contracts.  The principal representative body of the London platinum market and the London palladium market is the LPPM.

At 9:45 a.m. and at 2:00 p.m. on each business day, there is a “fixing” which provides reference platinum and palladium prices for that day’s trading.

Clients place orders with the dealing rooms of LPPM members, who net all orders before communicating their interest to their representative at the platinum fixing telephonic meeting or the palladium fixing telephonic meeting, as applicable. Orders may be changed at any time during these proceedings. The platinum price and the palladium price are adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced.  If the prices do not match, the same procedures are followed again at higher or lower prices, at which time the price is declared fixed.  All fixing orders are then fulfilled at this price, which is communicated to the market through various media. The London Platinum Fix Price is the most widely used benchmark for daily platinum prices.

The afternoon platinum fixing level in U.S. dollars per troy ounce and the afternoon palladium fixing level in U.S. dollars per troy ounce are available on the LPPM website at www.lppm.org.uk. We make no representation or warranty as to the accuracy or completeness of the information obtained from the LPPM website. No information contained on the LPPM website is incorporated by reference in this product supplement.

No Relationship Between the LME, ICE Futures Europe, ICE Futures U.S., NYMEX, CBOT, LBMA or the LPPM and Credit Suisse AG

The securities are not sponsored, endorsed, sold or promoted by the LME, ICE Futures Europe, ICE Futures U.S., NYMEX, CBOT, LBMA or the LPPM. The LME, ICE Futures Europe, ICE Futures U.S., NYMEX, CBOT, LBMA and the LPPM make no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly. The LME, ICE Futures Europe, ICE Futures U.S., NYMEX, CBOT, LBMA and the LPPM have no obligation to take the needs of Credit Suisse AG or the holders of the securities into consideration in determining or implementing its business practices. The LME, ICE Futures Europe, ICE Futures U.S., NYMEX, CBOT, LBMA and the LPPM are not responsible for and have not participated in the determination of the timing, price or quantity of the securities to be issued or in the determination or calculation of the amount due at maturity of the securities. The LME, ICE Futures Europe, ICE Futures U.S., NYMEX, CBOT, LBMA and the LPPM have no obligation or liability in connection with the administration, marketing or trading of the securities.

THE LME, ICE FUTURES EUROPE, ICE FUTURES U.S., NYMEX, CBOT, LBMA AND THE LPPM DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE PRICES OF THE REFERENCE COMMODITIES WHICH ARE TRADED ON THE LME, ICE FUTURES EUROPE, ICE FUTURES U.S., NYMEX, CBOT, LBMA OR THE LPPM AND THE LME, ICE FUTURES EUROPE, ICE FUTURES U.S., NYMEX, CBOT, LBMA AND THE LPPM SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREOF. THE LME, ICE FUTURES EUROPE, ICE FUTURES U.S., NYMEX, CBOT, LBMA AND THE LPPM MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CREDIT SUISSE AG, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE PRICES OF THE REFERENCE COMMODITIES WHICH ARE TRADED ON THE LME, ICE FUTURES EUROPE, ICE FUTURES U.S., NYMEX, CBOT, LBMA OR THE LPPM. THE LME, ICE FUTURES EUROPE, ICE FUTURES U.S., NYMEX, CBOT, LBMA AND THE LPPM MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE PRICES OF THE REFERENCE COMMODITIES THAT ARE TRADED ON THE LME, ICE FUTURES EUROPE, ICE FUTURES U.S., NYMEX, CBOT, LBMA OR THE LPPM. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE LME, ICE FUTURES EUROPE, ICE FUTURES U.S., NYMEX, CBOT, LBMA AND THE LPPM HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY THE LME, ICE FUTURES EUROPE, ICE FUTURES U.S., NYMEX, LBMA OR THE LPPM AND THE LME, ICE FUTURES EUROPE, ICE FUTURES U.S., NYMEX, CBOT, LBMA AND THE LPPM MAKE NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE SECURITIES.

OTHER COMMODITIES

If the securities are linked to a reference commodity not described in this underlying supplement, a separate reference commodity supplement or the relevant pricing supplement will provide additional information relating to such reference commodity.